# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MEDIFAST INC, CIK 0000910329
CUSIP: 58470H101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 100 International Drive, Baltimore, Maryland (MD), 21202
Date of event which requires filing of this statement: 03/13/2026
Filed by CIK 0001635663
Persons authorized to receive notices and communications: Jeffrey M. Rose,, 370 Lexington Avenue, Suite 1702, New York, New York (NY), 10017, 323-232-0610

## Reporting persons
- Steamboat Capital Partners, LLC (CIK 0001635663): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 657,590; shared voting power 0; sole dispositive power 657,590; shared dispositive power 0; aggregate amount beneficially owned 657,590 (6% of the class)
- Parsa Kiai (CIK 0001766850): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 657,590; shared voting power 0; sole dispositive power 657,590; shared dispositive power 0; aggregate amount beneficially owned 657,590 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: MEDIFAST INC
Address of issuer's principal executive offices: 100 International Drive, Baltimore, Maryland (MD), 21202

## Item 2. Identity and Background
Name of person filing:
This statement is jointly filed by Steamboat Capital Partners, LLC ("IA") and Parsa Kiai (together referred to herein as the "Reporting Persons"). IA is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as portfolio manager for the entities which are the actual owners of the securities covered by this statement, and accordingly may be deemed to have beneficial ownership of the securities covered by this statement through the investment discretion it has over such entities. Mr. Kiai is the managing member of IA and ultimately controls IA. Accordingly, Mr. Kiai may be deemed to indirectly beneficially own securities beneficially owned by IA.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act") or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Residence or business address: The business address of each of IA and Mr. Kiai is 24 Maple Avene, Rye, NY 10580.
Present principal occupation or employment: IA provides investment advisory and management services and acts as portfolio manager for entities owning shares of the Issuer. The principal occupation of Mr. Kiai is serving as managing member of IA.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: IA is organized under the laws of Delaware. Mr. Kiai is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares as to which this report on Schedule 13D is being filed were acquired at an aggregate price (excluding commissions) of approximately $7,382,683 and were purchased by clients of IA with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares as to which this report on Schedule 13D is being filed based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. In connection therewith, on March 19, 2026, the Reporting Persons sent a letter to the Issuer (the "March Letter") containing financial and strategic suggestions that the Reporting Persons believe would increase the profitability of the Issuer. The March Letter is attached as Exhibit 99.2 and is incorporated herein by reference in its entirety.

In addition, the Reporting Persons have engaged in discussions with the Issuer regarding changing the composition of the board of directors of the Issuer (the "Board") to include a minority of individuals suggested by the Reporting Persons. In connection therewith, on March 19, 2026, the Reporting Persons and the Issuer entered into a Cooperation Agreement, pursuant to which, among other things, the Issuer and the Reporting Persons agreed that the Board would nominate two people suggested by the Reporting Persons for election to the Board. The Cooperation Agreement is attached as Exhibit 99.3 and is incorporated herein by reference in its entirety.

The Reporting Persons expect to subsequently have further discussion with the Issuer's management and the Board covering Issuer profitability and as well as a broad range of subjects relative to performance, strategic direction, shareholder value and governance of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in this Item 4. To the extent the Cooperation Agreement prohibits the taking of any action the Reporting Persons do not intend to take such action while the Cooperation Agreement remains in force.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies or other factors, the Reporting Persons may to the extent consistent with the Cooperation Agreement, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: IA (as the portfolio manager for its clients, including investment funds of which an affiliate of IA is general partner) and Mr. Kiai (as the managing member of IA), may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. The aggregate percentage of Shares reported owned by each person named herein is based upon 10,991,273 Shares outstanding as of February 10, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 17, 2026. The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: IA and Mr. Kiai have the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named.
Transactions in the class effected during the past sixty days:
The following table sets forth all transactions in the Shares effected in the past sixty days (as of 8:00 am on March 20, 2026) by the Reporting Persons on behalf of clients of IA, including investment funds of which an affiliate of IA is general partner. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column entitled Price Range ($), the price reported in that row's column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date Shares Purchased (Sold) Price per Share ($) Price Range ($)
1/27/26 314 11.5184 11.30-11.84
3/13/26 19,874 9.48175 9.30-9.64
3/16/26 17,718 9.853836 9.725-10.00
3/17/26 44,001 10.027935 10.01-10.05
3/18/26 31,125 10.061876 9.895-10.10
Other persons with the right to receive dividends or sale proceeds: Clients of IA, including investment funds of which an affiliate of IA is general partner, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons are party to a Joint Filing Agreement, attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have jointly agreed to file this Schedule 13D. The Reporting Persons and the Issuer are party to a Cooperation Agreement described in Item 4, which is attached hereto as Exhibit 99.3 and is incorporated by reference herein in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement between the Reporting Persons dated March 20, 2026.

99.2 Letter from the Reporting Persons to the Issuer dated March 19, 2026.

99.3 Cooperation Agreement between the Reporting Persons and the Issuer dated March 19, 2026.

## Signatures
- Steamboat Capital Partners, LLC: /s/ Parsa Kiai, Parsa Kiai/Managing Member (03/20/2026)
- Parsa Kiai: /s/ Parsa Kiai, Parsa Kiai (03/20/2026)